

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE
Mail Stop 3561

October 5, 2006

<u>By Facsimile and U.S. Mail</u>

Mark Basile
Chief Executive Officer
bioMETRX, Inc.
500 North Broadway, Suite 204
Jericho, NY 11753

   Re: **bioMETRX, Inc**
     Form 10-KSB for Fiscal Year Ended December 31, 2005
     Filed April 19, 2006
     Form 10-QSB for Fiscal Quarter Ended June 30, 2006
     Filed August 21, 2006
     Form 8-K/A for the Period May 27, 2005
     Filed September 1, 2005
     File No.'s 000-15807

Dear Mr. Basile:

   We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2005

Part II

Item 5. Market for Common Equity and Related Stockholder Matters, page 24

1.   We note you disclose a one-for-four stock split on January 16, 2006 and March 14, 2006. We refer you to pages 23 and 24. Please advise or revise your future filings to disclose the same date for the one-for-four stock split.

2.   Please revise your disclosure to provide the information required by Item 201(d) of Regulation S-B.

Item 7 - Financial Statements, page F-1

Statement of Stockholders' Equity, page F-5

3.   Please reconcile the entry for the recapitalization effects in the 10-KSB with the pro forma combined amounts listed in Form 8-K/A filed on September 1, 2005. Please tell us why the actual stockholders' equity amounts in the 10-KSB differ from the pro forma equity amounts, if at all.

4.   In prior comparative periods, and from the beginning of fiscal 2005 up to the date of recapitalization, the denominator in the earnings per share calculation should reflect the common shares issued by the MarketShare Recovery, Inc. to recapitalize. On the date of recapitalization and thereafter, common shares would reflect the actual shares of the combined entity outstanding during the period. Please advise or revise the computations accordingly. You should also expand your accounting policy to describe how the calculation is affected by recapitalization accounting. We refer you to page F-13.

5.   Please tell us the accounting treatment and presentation for shares retained by the shareholder's of Marketshare Recovery, Inc. at the time of the recapitalization.

6.   We note you reduce additional paid-in-capital for the value of shares issued to settle the non-registration penalty to a related party. Please tell us why you did not record expense upon share issuance. In your response please include the generally accepted accounting pronouncements to support your conclusion.

7.   We note you issued 847,500 common stock purchase options to a related party in exchange for services performed. Please tell us how you determined the options' fair values which range between $4.00 and $8.40 per option. Please tell us why this was recorded as deferred compensation and if you would have characterized the amount differently if you paid cash for these services. See EITF 00-18 and

Topic D-90. Please also include the terms of the exchange including vesting provisions, exercise price(s), forfeitability and performance conditions including the performance commitment and completion dates.

Income Taxes, page F-13

8.   In accordance with SFAS No. 109, paragraph 48, please disclose the amounts and expiration dates of your operating loss carry-forwards in future filings.

Note 5 – Stockholders' Deficit

Common Stock, page F-15

9.   Please tell us how you account for the 233,334 common shares and 46,667 common stock purchase warrants issued to Russell Kuhn. Please tell us why you did not allocate any value to the warrants and how you account for the differences between the $2.50 per share purchase price, the $0.75 warrant exercise price and $3.50 per common share trading value. In your response please include the relevant provisions of the agreement including the settlement alternatives available to the counterparty and yourself as well as your consideration of paragraphs six through nine, 11 and 12 of SFAS No. 133, paragraphs four and 12 through 32 of EITF 00-19.

10.   We refer you to the warrant table on page F-20. Please tell us the trading or estimated fair values, on the date of issuance, for warrants issued with exercise prices between $2.00 and $3.60 per share. Please tell us if the trade value differs from the estimated fair value and the accounting treatment for the excess of estimated fair value over the exercise price, as applicable.

Note 7 – Commitments and Contingencies, page F-21

11.   We note the options granted at $0.40 per share on June 1, 2005, are below the trading price of common shares on that date. Please tell us how you accounted for the excess fair value over the exercise price.

Item 10. Executive Compensation, page 37

12.   Please tell us why the market value, estimated at the time of the award, for 125,000 common shares issued to Mr. Kang and 187,500 options exercised by Mr. Basile is not included in the compensation table as of fiscal 2005. See the Instructions to Item 402(b)(2)(iii)(A) and (B) of Regulation S-B.

Item 8A – Controls and Procedures, page 33

13. Please advise or revise your disclosure to state if there were any changes, rather than significant changes, that has materially affected or is reasonably likely to materially affect your internal control over financial reporting. See Item 308(c) of Regulation S-B.

Form 10-QSB for Fiscal Quarter Ended June 30, 2006

Item 1. Financial Statements (Unaudited), page 2

Condensed Consolidated Statement of Operations, page 4

14. We note the expense incurred as a result of a legal settlement. Please explain to us why there are no disclosures in Note 6, and Item 1, Legal Proceedings for any legal matters. In your response also indicate whether or not a liability was recorded in accordance with SFAS No. 5.

15. Upon adopting SFAS No. 123R, share based payment expense is required to be disclosed in the same line(s) as cash compensation paid to employees. You are permitted to disclose the amount of share based payment expense in a parenthetical note or footnotes but not as a separate line item in the statement of operations. See SAB Topic 14.F. Please advise or revise all presentations for your results of operations to combine share based and cash compensation arrangements.

Condensed Consolidated Statement of Cash Flows, page 5

16. Please tell us if any deferred compensation as of June 30, 2006 or amortization after January 1, 2006 is related to awards issued prior to the adoption of SFAS No. 123R. If so, please tell us why you have not eliminated these amounts against the appropriate equity accounts upon electing to apply the modified prospective method on adoption of the Statement. See paragraph 74 of SFAS No. 123R. Please advise or revise your interim filings to eliminate the effects of deferred compensation for awards issued prior to adopting SFAS No. 123R and include the disclosures required by paragraph 26 of SFAS No. 154, as applicable.

Notes to Unaudited Condensed Consolidated Financial Statements, page 7

Note 3 – Shareholders' Equity, page 8

17. We note your description of the 2005 Equity Incentive Plan. Please also disclose a description of the pertinent terms and provisions for other option and warrant arrangements. See A240.a. of SFAS No 123(R). Please also advise or revise and

include other applicable disclosures in paragraphs A.240 and 241 for other option and warrant arrangements.

Note 4 – Convertible Notes Payable, page 11

18.   Please tell us what consideration you have given to characterizing the units purchased in the private placement as liabilities. In your response please include your consideration of paragraphs six through nine, 11 and 12 of SFAS No. 133, paragraphs four and 12 through 32 of EITF 00-19.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Critical Accounting Policies and Estimates, page 25

19.   Please advise or revise your disclosure to state that you have adopted SFAS No. 123(R) as of January 1, 2006, discuss the estimates used in fiscal 2006 and other requirements of paragraph 84 of SFAS No. 123(R).

Item 3 – Controls and Procedures, page 27

20.   Please revise your controls and procedures to disclose the conclusions of your principal executive and principal financial officers regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report.

21.   In your revised disclosure please expand and explain how the principal officers determined that disclosure controls and procedures are effective, as applicable, while material weaknesses and other identified matters existed. Please also disclose if the officers continue to believe the company's disclosure controls and procedures were effective as of the end of the interim and annual reporting periods subsequent to December 31, 2004.

22.   Please disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Discuss the alternate factors that the principal officers relied upon and how they were able to conclude that disclosure controls and procedures are effective, as applicable.

23.   If you include the definition of disclosure controls and procedures please revise and include the complete definition of disclosure controls and procedures. See Exchange Act Rule 13(a)-15(e).

Form 8-K/A Filed September 1, 2005

Item 9.01 Financial Statements and Exhibits, page 2

Notes to Unaudited Pro Forma Consolidated Financial Statements

24.   Please tell us why you account for the merger under the provisions of APB No. 16 rather than identifying the accounting acquirer within the provisions of SFAS No. 141. See paragraphs 15 through 19 of SFAS No. 141. Alternatively, please revise the disclosure to reflect management's consideration of the accounting acquirer under the provisions of SFAS No. 141, as applicable.

25.   We refer you to pro forma adjustment one. Please provide an explanation why the issuance of 1.5 million shares is directly attributable to the recapitalization and why the transaction is included as a pro forma adjustment. See Rule 11-02(b)(6) of Regulation S-X.

26.   We refer you to pro forma adjustment four. Please explain how you arrived at these journal entry amounts. We would expect to see pro forma additional paid-in-capital (APIC) reduced by Marketshare's outstanding APIC and par value for 14.2 million shares issued and then increased by par value of Marketshare common shares surrendered by shareholders. Further, pro forma accumulated deficit would be reduced for Marketshare's accumulated deficit, net assets and the difference between bioMETRX common shares outstanding prior to the merger and Marketshare common shares issued in the transaction.

Pro Forma Condensed Consolidated Balance Sheet

27.   Please advise or revise your Form 8-K/A to include a statement of operations for the most recent fiscal year 2004 and the interim three months ended March 31, 2005 as well as historical basic and fully diluted earnings per share. See Item 310(d)(2)(ii) of Regulation S-B and Rule 11-02(b)(7) of Regulation S-X.

28.   Please tell us the amount of transaction costs incurred and the accounting treatment for these costs, as applicable.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Scott Stringer, Staff Accountant at (202) 551-3272, Brian McAllister, Staff Accountant at (202) 551- 3341 or me at (202) 551-3841 if you have any questions regarding the comments on the financial statements and related matters.

Sincerely,

Michael Moran
Accounting Branch Chief